Exhibit 99.2

For Immediate Release
March 29, 2022

The Valens Company Announces Approximately USD$22.5 Million Bought Deal Offering of Units

Kelowna, BC, March 29, 2022 – The Valens Company Inc. (TSX: VLNS) (Nasdaq: VLNS) (the “Company”, “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, is pleased to announce that it has entered into an agreement with Stifel Nicolaus Canada Inc. (“Stifel GMP”) and A.G.P./Alliance Global Partners (“AGP”, and together the “Co-Lead Underwriters”) on behalf of a syndicate of underwriters (together with the Co-Lead Underwriters, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a “bought deal” basis, 10,613,207 units (the “Units”) of the Company at a price of CDN$2.65 per Unit (the “Issue Price”) for aggregate gross proceeds to the Company of CDN$28,125,000 (approximately USD$22,500,000) (the “Offering”).

Each Unit will be comprised of one common share in the capital of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). Each Warrant will be exercisable to acquire one additional Common Share (a “Warrant Share”) for a period of 48 months following the closing of the Offering (the “Closing”) at an exercise price of CDN$3.20 per Warrant Share, subject to adjustment in certain events.

The Company has granted the Underwriters an option (the “Over-Allotment Option”) to purchase up to such number of additional Units of the Company as is equal to 15% of the Units sold pursuant to the Offering at the Issue Price to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option shall be exercisable in whole or in part, at any time, and from time to time, for a period of 30 days following the Closing for any number of Units, Common Shares, Warrants, or any combination thereof at a price equal to the Issue Price for a Unit and a price to be agreed upon for the Common Shares and Warrants.

The Company plans to use the net proceeds from the offering to continue to pursue strategic growth initiatives in North America, provide funding for working capital and for general corporate purposes.

Closing of the Offering is expected to occur on or about April 5, 2022, and is subject to a number of customary conditions, including, without limitation, receipt of all regulatory and stock exchange approvals. The Company will apply to list the Common Shares (including the Warrant Shares) to be issued in the Offering on the Toronto Stock Exchange (“TSX”), subject to customary listing conditions. The Common Shares (including the Warrant Shares) will also be listed on The Nasdaq Capital Market (“Nasdaq”) and the Company will make all required notifications (if any) to Nasdaq in connection with the Offering.

In connection with the Offering, the Company will file a prospectus supplement (the “Prospectus Supplement”) to its short form base shelf prospectus dated January 28, 2021, as amended and restated by the final short form base shelf prospectus of the Company dated March 28, 2022 (the “Base Shelf Prospectus”, and, together with the Prospectus Supplement, the “Prospectus”), with the securities commissions or similar securities regulatory authorities in each of the provinces in Canada (except Quebec). The Prospectus Supplement will also be filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s effective registration statement on Form F-10 (the “Registration Statement”) previously filed under the U.S./Canada multi-jurisdictional disclosure system. The Prospectus contains important detailed information about the Company and the Offering. Prospective investors should read the Prospectus, and the documents incorporated by reference therein and the free writing prospectus filed with the SEC on March 29, 2022, before making an investment decision. Copies of the Prospectus will be available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov, and a copy of the Registration Statement is available on the SEC’s website at www.sec.gov.

Copies of the Prospectus Supplement and the Base Shelf Prospectus may also be obtained in the United States, upon request, from the offices of Stifel, Nicolaus & Company, Incorporated at Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, by telephone at (415) 364-2720, or by email at syndprospectus@stifel.com and in Canada, upon request, from Stifel GMP by email at ECMCanada@stifel.com and from the offices of A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory, state or jurisdiction.

About The Valens Company

The Valens Company is a manufacturer of cannabis products. The Company provides proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. The Valens Company’s products are formulated for the medical, health and wellness, and recreational consumer segments, and are offered across all cannabis product categories with a focus on quality and innovation. The Company also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to Australia through its subsidiary Valens Australia.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1.647.956.8254

KCSA Strategic Communications

Phil Carlson

VLNS@kcsa.com

1.212.896.1233

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. In this press release, forward looking information and statements relate to, among other things: the filing of the Prospectus Supplement, the completion of the Offering, the listing of the Common Shares (including the Warrant Shares) on the TSX and Nasdaq and the anticipated use of the net proceeds therefrom and the anticipated closing date of the Offering. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting the Company, including risks regarding the COVID-19 epidemic, the cannabis industry, market conditions, economic factors, management’s ability to manage and to operate the business and the equity markets generally. The forward-looking information contained in this press release is made as of the date hereof, and the Company is not obligated to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.